SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [  ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes[  ]                  No [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1. Prana’s senior scientific consultant to take up Federation Fellowship in Melbourne

2. Prana’s scientists on Australian science program, Catalyst

3. ASX Announcement: ASIC Class Order [02/1180] [ASX Code: PBT]

4.

Item 1

Prana’s senior scientific consultant to take up Federation Fellowship in Melbourne

Melbourne, Australia - June 23, 2004: Prana Biotechnology Limited (Nasdaq: PRAN, ASX: PBT) today announced that Dr Ashley Bush, co-founding scientist and senior scientific consultant to Prana Biotechnology, has been awarded the highly prestigious Federation Fellowship from the Australian Research Council to continue, in Australia, his ground-breaking research into neurodegenerative diseases. Dr Bush will return from Harvard Medical School to take up the five-year Fellowship at Melbourne’s Mental Health Research Institute (MHRI), which initiated and sponsored his application, and guaranteed financial, infrastructural and equipment-related support. The Federation Fellowships are designed to develop and retain”...world-class Australian researchers in key positions, and create new...incentives for the application of their talents in Australia.”

Dr Bush’s research, conducted with Professor Rudy Tanzi at Harvard Medical School, forms the basis of the Prana’s technology to treat Alzheimer’s disease. As a result of the Fellowship, Dr Bush will make the Mental Health Research Institute in Australia his primary research base, while maintaining his close collaborations around the world by continuing his work on the role of metals in the brain and their relationship to neurodegenerative diseases, particularly in Alzheimer’s disease.

Executive Chairman of Prana, Geoffrey Kempler, stated, “We are delighted and applaud the high profile recognition and support of Ashley’s skill by the ARC and the Mental Health Research Institute.

“In our rapidly ageing society, neurodegenerative disorders such as Alzheimer’s and Parkinson’s diseases will present a huge medical and economic challenge and demand novel and powerful science such as Ashley’s research into the interactions between metals and proteins in the brain.

“This Federation Fellowship will lead to a deeper understanding of the basic mechanisms underlying such disorders, which is likely to improve the treatment of Alzheimer’s disease and other neurodegenerative disorders” concluded Mr Kempler.

Federation Fellowships, awarded via the Australian Research Council, were created to develop and retain outstanding research in Australia. The internationally competitive salary that accompanies each Fellowship makes the return to Australia by expatriate researchers an attractive proposal.

Prana’s MPACs (metal protein attenuating compounds) are chemicals that bind zinc and copper, and have been shown by Prana to lower the levels of the amyloid beta protein and the associated toxicity in the brain. A better understanding of metal-protein interactions in the brain is expected to advance the development of Prana’s MPACs. One of them, PBT-1, has already established proof of concept of Prana’s technology in a successful clinical trial.

ends

About Prana Biotechnology Limited

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

About the Mental Health Research Institute (MHRI)

The MHRI is Australia’s premier mental health research institute. Our mission is to discover the causes and improve the diagnosis and treatment of the major functional psychoses, such as schizophrenia, bipolar disorder and major depression, and neurodegenerative diseases, such as Alzheimer’s Type Dementia. The Institute’s research is multidisciplinary and seeks to integrate basic and clinical platforms. Comprised of over 90 staff of whom more than 30 are doctoral, the MHRI is an independent institute (company limited by guarantee), which has close and productive links with Melbourne and Monash Universities, the Austin Hospital and related institutes. The Institute is a founding partner of Neuroscience Victoria and has several links with Industry including Eli Lilly, Schering AG and Prana. The award of a Federation Fellowship to Ashley Bush through and at the MHRI will have a major positive impact on the Institute’s science, especially in the area of neurodegenerative disorders.

Contact Information:
Geoffrey Kempler, Prana
+61 (3) 9690 7892
Ivette Almeida and Rachel Levine
212-983-1702 ext. 209 and 212
ivette.almeida@annemcbride.com

Item 2

Prana’s scientists on Australian science program, Catalyst

Thursday, 17 June, 2004: Prana Biotechnology (ASX:PBT, NASDAQ:PRAN) is pleased to announce that an interview with Professor Ashley Bush and Dr Robert Cherny about Prana’s technology for treating Alzheimer’s disease will be featured on Australian television science program, Catalyst, tonight Thursday June 17 at 8pm.

Professor Bush is the Chief Scientific Consultant to Prana Biotechnology and a co-inventor of the company’s MPAC technology which has shown significant promise in early trials as a treatment for Alzheimer’s disease. Professor Bush is the Director of the Laboratory for Oxidation Biology, within the Genetics and Aging Unit and Associate Professor in the Department of Psychiatry of Harvard Medical School at the Massachusetts General Hospital. He is also Principal Fellow/Associate Professor, Departments of Pathology and Psychiatry, University of Melbourne.

Dr Robert Cherny is a Senior Scientist for Prana and a Senior Research Officer at the Department of Pathology University of Melbourne at the Mental Health Research Institute.

Catalyst is a weekly television program on Australian Broadcasting Corporation which provides a mixture of local and international scientific stories investigating the breakthroughs, ethics and the politics of science.

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

For more information contact:

Company Geoffrey Kempler, Prana +61 (3) 9690 7892	Media and Investor, US Ivette Almeida and Steven Silver 212-983-1702 ext. 209 and 212 ivette.almeida@annemcbride.com silver@annemcbride.com	Media, Australia Kate Mazoudier +61 3 9866 4722 kmazoudier@bcg.com.au

Item 3

On 1 June 2004 Prana Biotechnology Ltd ("the Company”) issued 40,000,000 ordinary shares (ASX Code: PBT) at US$0.50 (“the Additional Securities”). The Additional Securities have been issued pursuant to the US Placement, issuing 1 American Depository Receipt (ADR) for every 10 ordinary fully paid shares held. The Company’s ADRs are traded on the NASDAQ (NASDAQ Code: PRAN).

The Additional Securities are in classes that were quoted ED securities at all times in the 12 months before the date of issue. The Company has applied to the Australian Stock Exchange Limited ("the ASX”) for quotation of the Additional Securities.

The Company gives notice pursuant to ASIC Class Order 02/1180 that there is no information to be disclosed which would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the securities (i.e. there is information that has been excluded from announcements to the ASX under the Listing Rules).

For and on behalf of
Prana Biotechnology Ltd

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

Company Geoffrey Kempler, Prana +61 (3) 9690 7892	Media and Investor, US Ivette Almeida and Steven Silver 212-983-1702 ext. 209 and 212 ivette.almeida@annemcbride.com silver@annemcbride.com	Media, Australia Kate Mazoudier +61 3 9866 4722 kmazoudier@bcg.com.au

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: June 25, 2004

PRANA BIOTECHNOLOGY LTD
37 080 699 065

APPENDIX 4E
PRELIMINARY FINANCIAL REPORT
given to ASX under listing rule 4.3A

for the period ending 30 June 2004

Prana Biotechnology Ltd 37 080 699 065	Page 1

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenues from ordinary activities	up	27.79%	to	2,321,227

Loss from ordinary activities after tax attributable to members	up	115.62%	to	(9,885,614)

Net loss for the period attributable to members	up	115.62%	to	(9,885,614)

Dividends (distributions)	Amount per security		Franked amount per security

Final dividend		n/a		n/a

Previous corresponding period		n/a		n/a

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution)				n/a

Explanation of the above information:

Prana Biotechnology Ltd 37 080 699 065	Page 2

COMMENTARY OF RESULTS

Your directors submit the preliminary financial report of the economic entity for the year ended 30 June 2004.

Directors

The names of directors who held office during or since the end of the year:

Geoffrey Kempler	Executive Chairman	Appointed 11 November 1997
Jonas Alsenas	Executive Director &	Appointed 25 March 2004
	Chief Executive Officer	Appointed 9 September 2004
Colin Masters	Executive Director	Appointed 9 December 1999
Brian Meltzer	Non-Executive Director	Appointed 9 December 1999
George Mihaly	Non-Executive Director	Appointed 9 December 1999

Review of Operations

Drug Development:

•	PBT-1: Double blind proof-of-concept clinical trial and extension clinical trial complete. Results of the initial double blind portion of the study were submitted and published in the prestigious specialist journal Archives of Neurology in December 2003.
•	PBT-2: Proprietary lead molecule selected and formal development initiated. Formal toxicology is targeted to complete in 2004 and if successful this will allow clinical trials to initiate in early 2005
•	Design and synthesis is underway for next generation compounds for Alzheimer’s disease (NG-1) and Parkinson’s Disease (NG-2). Multiple candidates for NG-1 have been identified and a development candidate is targeted in 2004.
•	Immunotherapy: Research progressing and on track for initial proof of principle trials to initiate in 2004.
•	Chemistry and Discovery program: Over 400 MPACs (metal -protein attenuating compounds) now designed, synthesised and tested in preclinical models. Over 100 MPACs of new structural classes from PBT-1 and PBT-2 synthesised and tested.

Start Grant

•	A second $1.35M AusIndustry Start Grant awarded to support further PBT-2 development.

Capital Raising

•	In September 2003, the Company completed a Private Placement to Australian professional investors of Peregrine Corporate Limited, raising approximately $5m AUD.
•	In June 2004, the Company completed a Private Placement to US institutional and professional investors in the US, led by Orbimed Advisors and XMark Funds, raising an additional $20m USD, with 3 for 4 free attaching US Warrants, each to acquire 1 ADR. If fully exercised, these Warrants will raise an additional $24m USD for the Company. Rodman and Renshaw, LLC acted as the Placement agent for the offering.
•	An additional $0.76m AUD was raised during the year in review via the exercise of unlisted options.

Research and Development Team

•	Research team enhanced by the ongoing 10 year commitment made by Associate Professor Ashley Bush.

Board and Management

•	In March 2004, Dr. Jonas Alsenas was appointed to the Board of the Company. In August 2004, Jonas accepted the appointment of Chief Executive Officer by the unanimous decision of the Board. Dr. Alsenas is the Company’s first US based Executive Director, with extensive expertise in the biotechnology sector. Among his achievements, he was named an "All-Star Analyst" by The Wall Street Journal in 1998 (for both stock-picking and earnings accuracy).

US and UK Subsidiaries

•	As the Company progresses its efforts to commercialise its technology, the Company has opened a US subsidiary, Prana Biotechnology Inc., thus allowing easier access to US investors and institutions.
•	The Company has also established a subsidiary in the UK to allow it to conduct commercial and clinical operations in the UK.

Publications:

•	Key publications and articles were submitted for inclusion in key International peer reviewed journals .

Prana Biotechnology Ltd 37 080 699 065	Page 3

•	The publication associated with the PBT-1 clinical trial published in the prestigious specialist journal Archives of Neurology in December 2003.

Geoffrey Kempler Executive Chairman Dated this 25th day of August 2004	Jonas Alsenas CEO

Prana Biotechnology Ltd 37 080 699 065	Page 4

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

		COMPANY
		2004 $	2003 $
REVENUES FROM ORDINARY ACTIVITIES		2,321,227	1,816,478
Research & Development		(5,239,384)	(1,717,770)
Personnel		(2,767,540)	(1,328,709)
Amortisation		(1,100,004)	(1,100,002)
Intellectual Property		(1,579,267)	(992,186)
Financial		(317,266)	(282,850)
Travelling		(284,105)	(295,257)
PR & Marketing		(230,459)	(198,832)
Other		(688,816)	(485,710)

(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(9,885,614)	(4,584,838)

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		—	—

(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(9,885,614)	(4,584,838)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROMTRANSACTIONS WITH OWNERS AS OWNERS
		(9,885,614)	(4,584,838)

BASIC EARNINGS PER SHARE	6	(13.06)	(7.50)
(cents per share)

DILUTED EARNINGS PER SHARE	6	(13.06)	(7.50)
(cents per share)

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd 37 080 699 065	Page 5

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

		COMPANY
		2004 $	2003 $
CURRENT ASSETS
Cash assets	8(b)	29,580,398	3,463,783
Receivables		92,917	143,823
Other		72,769	52,362

TOTAL CURRENT ASSETS		29,746,084	3,659,968

NON-CURR ENT ASSETS
Plant & Equipment		180,971	141,611
Intangible assets		11,488,343	12,588,347

TOTAL NON- CURRENT ASSETS		11,669,314	12,729,958

TOTAL ASSETS		41,415,398	16,389,926

CURRENT LIABILITIES
Payables		2,661,950	541,217
Provisions		42,597	23,831

TOTAL CURRENT LIABILITIES		2,704,547	565,048

NON-CURRENT LIABILITIES
Provisions		8,292	1,175

TOTAL NON- CURRENT LIABILITIES		8,292	1,175

TOTAL LIABILITIES		2,712,839	566,223

NET ASSETS		38,702,559	15,823,703

EQUITY
Contributed equity		49,505,493	16,741,023
Reserves		14,661,942	14,661,942
Accumulated losses	7	(25,464,876)	(15,579,262)

TOTAL EQUITY		38,702,559	15,823,703

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd 37 080 699 065	Page 6

STATEMENT OF CASHFLOW FOR THE YEAR ENDED
30 JUNE 2004

		COMPANY
		2004 $	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees		(7,896,711)	(5,293,087)
Interest received		176,845	106,835
Grants received		909,946	836,335
NASDAQ reimbursements received		—	253,054
Neuroscience Victoria monies received		1,462,500	506,250

NET CASH FLOWS USED IN OPERATING ACTIVITIES	8(a)	(5,347,420)	(3,590,613)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for p urchase of plant and equipment		(134,362)	(87,929)

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(134,362)	(87,929)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		34,616,106	3,713,792
Payment of share issue costs		(2,834,941)	(144,000)

NET CASH FLOWS FROM FINANCING ACTIVITIES		31,781,165	3,569,792

NET INCREASE/(DECREASE) IN CASH HELD		26,299,383	(108,750)
Opening cash brought forward		3,463,783	3,585,014
Exchange rate adjustments on the balance of
Cash held in foreign currencies		(182,768)	(12,481)

CLOSING CASH CARRIED FORWARD	8(b)	29,580,398	3,463,783

The accompanying notes form part of these financial statements.

Prana Biotechnology Ltd 37 080 699 065	Page 7

NOTES TO ACCOUNTS

Note 1. Basis of Preparation

It is recommended that this Financial Report be read in conjunction with the Annual Financial Report for the year ended 30 June 2003 and any public announcements made by Prana Biotechnology Limited entities during the year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the 30 June 2003 Annual Report.

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The Company’s Management, along with its Auditors, are assessing the significance of these changes and preparing for their implementation. We will seek to keep Stakeholders informed as to the impact of these new standards as they are finalised.

The Directors are of the opinion that the key differences in the Company’s Policies which will arise from the adoption of IFRS are the e xpensing of equity payments and the valuation method for Intellectual Property, Investments and Plant and Equipment.

Note 2. Segment Information

The Company’s activities are predominately within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Note 3. Contingent Liabilities

In the 2003 Annual Report the Company disclosed a contingent liability to P.N. Gerolymatos . Subsequent to balance date this dispute was resolved by the issue of US$150,000 and 1,350,000 shares. A provision of $971,764.50 has been taken up and is included in payables to cover this liability.

Note 4. Events Subsequent to Balance

Subsequent to balance date the Company opened a subsidiary in the United States due to the appointed of a US Director and the increase in US operations.

The Company resolved its dispute with P.N. Gerolymatos as disclosed above .

Note 5. Audit

These accounts are currently in the process of being audited, an Annual Report containing the audit report shall be provided in due course.

Note 6. Earnings Per Share

	2004 Cents	2003 Cent

Basic earnings/(loss) per share	(13.06)	(7.50)
Diluted earnings/(loss) per share	(13.06)	(7.50)

The following reflects the income and share dataused in the calculations of basic and dilutedearnings/loss per share. Net loss used incalculation of basic & diluted EPS.
	(9,885,614)	(4,584,838)

Weighted average number of ordinary shares onissue during the financial year used in thecalculation of basic earnings/(loss) per share
	75,701,818	61,131,313

Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

The options on issue do not have the effect to dilute the earnings per share. Therefore they have been excluded from the calculation of diluted earnings per share.

Prana Biotechnology Ltd 37 080 699 065	Page 8

Note 7. Accumulated Losses

	2004 $	2003 $
Balance at beginning of year	(15,579,262)	(10,994,424)
Net loss for the period	(9,885,614)	(4,584,838)

Total Accumulated Losses	(25,464,876)	(15,579,262)

Note 8. Cash flow Reconciliation

(a) Reconciliation of Cash Flows from Operating Activities
with Operating Loss after Income Tax

Operating Loss after Income Tax	(9,885,614)	(4,584,838)
Non Cash Movements
-Amortisation	1,100,004	1,100,002
-Depreciation	95,002	85,971
-Non-cash share issue in consideration of operating expenses	983,305	169,763
-Foreign Exchange Losses	182,768	12,481

Changes in assets and liabilities
-Increase/(decrease) in payables	2,120,733	(371,116)
-(Increase)/decrease in receivables	50,906	(35,887)
-(Increase)/decrease in prepayments	(20,407)	8,005
-Increase/(decrease) in provision for employee entitlements	25,883	25,006

Cash Flows (used in) Operating Activities	(5,347,420)	(3,590,613)

(b) Reconciliation of cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the Statement of Financial
Position as follows:

-cash at bank $A	1,299,807	2,045,118
-cash at bank $US	7,231,786	218,665
-Term Deposit	21,048,805	1,200,000

Total Cash	29,580,398	3,463,783

(c) Non-cash Financing and Investing Activities

Issues of shares to directors and consultants in lieu of payment for services totalled $983,305.

Note 9. Net Tangible Assets

Net Assets	38,702,559	15,823,703
Less Intangibles	(11,488,343)	(12,588,347)

Total Tangible Assets	27,214,216	3,235,356

Shares	115,984,380	66,187,303

Net Tangible Asset (cents)	23.46	4.89

Prana Biotechnology Ltd 37 080 699 065	Page 9